Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: November 2, 2021

Absolute Return Podcast – Charlie Jardine Interview Transcript

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate financial technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.Com.

Julian Klymochko: All right, we have Charlie from EO Charging from across the pond. He’s coming at us live from London, UK. So, thanks for making time for us today to talk about EO Charging, which by the way, if you don’t know, we just found out, stands for electricity online, EO, but before we get into the company, Charlie, I’m always interested in founders’ entrepreneurial journeys. Can you tell us where the idea for EO Charging came from and how it developed?

Charlie Jardine: Yeah, absolutely. Well, firstly, thanks for having me, Julian. we started EO in 2014. I used to work for charging company called Pod Point, which is a UK base charge point operator. So, I left university, went to go and work for them and then a bit about EVs and a bit about charging. But after 18 months got to the point where I desperately wanted to work myself. So, left with the kind of vision to start a business. And by mid-2015 June agreed to start charging EO Charging in its current format. We started in pig shit, I moved back to my parents’ house and my grandfather gave me one of his old pig sheds and converted it into the state-of-the-art factory.

Julian Klymochko: Nice.

Charlie Jardine: And we started building out first charging station and starting building some of the software. So that was 2015, and then we launched in 2016 and it’s growing from there.

Julian Klymochko: So, to get up and start it and have your state-of-the-art pig shed, I assume that took some capital, how was raising initial capital for this new venture that you started back in 2014, 2015?

Charlie Jardine: Yeah, I mean, we went to family and friends, firstly, so of course that is the, maybe the easiest way to start. I think, you know, I had a few different ideas before and did a number of external investor pitches, but actually EO, it’s got a really compelling business model. Managed to convince my family to put some money into the business and then friends shortly after. So that was, I’d say relatively easy and quite friendly. We’ve, since done a private equity raise back in 2018. So, the business has got to a point where, you know, showing real promise, but needed a bit of capital to really push forward. And so, yeah, a number of people here will feel, you know, we went through a process and yeah, it takes time, but we got there and actually, yeah, we’ve been partnered with [Inaudible] house since then and it’s gone well,

Julian Klymochko: It sounds great, and it seems to be going really well with the recently announced going public transaction, which I want to touch on in a bit. But prior to getting into that, I’m more on the background of, EO Charging. So, you start 2014, 2015, you have this pig shed, you build the first unit and then it was seemingly on a rocket ship from there. How has the company evolved since its founding in 2014? And you know, what business model did you ultimately settle on?

Charlie Jardine: Yeah, we had a focus on fleet from inception. Yeah, again, I used to work for another charging company, so my experience was good. There’s an opportunity here. EVs are only going one way. And back in 2015, there were barely any electric vehicles on the road. Certainly, no Grantsville trucks in any volume, but we came here to an opportunity to build charges, design the hardware, manufactured the hardware and saw the actually lots of the competition were focused on public charging.

Julian Klymochko: Right.

Charlie Jardine: But the old chicken egg argument, you need the infrastructure before the fact was arrived. Well, a lot of companies who focused on public charging and then equally on the flip side of that, a number of companies who focused on home charging. So of course, every time an EVs sold, there’s a requirement for charging station and because the market historically has been driven by past sales, actually, there’s been a big opportunity for staying home charging stations.

Now, EO does do a bit of home charging, but the middle bit is where we’re focused. And that is what we call fleet. A fleet to us, means charging vans, trucks, and buses in depots, but also cars and vans on the driveways of employees. And so, again, back in kind of 2015, 2016, when we launched, we really put a massive focus on fleet and it was probably end of 2016, we signed up a customer called Addison Lee who operates a number of taxis and delivery vehicles in London and actually across the world. And then I guess 2017, we want a big deal, where at the time it was a big deal with a company called Newt Cargo, which is now owned by Menzies Distribution who had the largest electric van fleet in the country, totaling a hundred electric all trying to recharge and in one site in London and we won that deal.

And really that gave us a big opportunity to start building out the software and some of the other technology. And of course, learning from a fleet of that size, we saw what was the depth of the future and worked really closely with that customer to continue to develop our products and software. And so again, that was market leading at the time. Of course, the market’s moved on away since then. And really, it was March, 2020 when Amazon announced this is their partner. And that deal is of course evolved into something that’s actually a very, very significant for us.

Julian Klymochko: Oh, I bet. And so, say an investor is new to the EO Charging story. How would you describe EO business model?

Charlie Jardine: We are a turnkey solutions provider for electric vehicle fleets. What does that mean? That means we are a one-stop shop. So, we provide the hardware. We install the charging stations in depots or on the driveways of employees, so at their homes. So, we do hardware install. If you’re thinking about depots, yeah. We might be charging 200 electric fans in the same location at roughly the same time though. No building was designed to do that. At least not a retrofitted building, but new buildings maybe, but that often means you need a new grid connection. So, we’re doing the installation and potentially the grid upgrade. And then we’re commissioning the equipment onto our software platform. The client is then using our software platform to monitor and manage their vehicle charging. And then we’re maintaining and supporting the equipment because with a fleet, this infrastructure is now mission critical.

If it doesn’t work, you can’t go to other people or parcels or food or other things. And so, it’s super important that the equipment just works. And so, what we’ve done is we’ve evolved our business from, you know, hardware and software into this turnkey solutions provider and as a fleet like Amazon or DHL, or Go-Ahead, which is London’s largest bus operator. You come to us because your biggest problem is finding the vehicles and making what was a petrol two diesel fleet now operate with EVs, big challenge, but the second biggest challenge is infrastructure. So, how do I charge these things? And of course, you know, big power supplies is a concern. It’s also a very costly exercise to electrify a number of sites. So, you need someone that you can trust and then ultimately, you know, your biggest piece of anxiety is, again. Are my vehicles going to be charged, ready for service tomorrow? And so, you need a partner to ensure, yeah, your mission critical infrastructure is maintained and supported effectively. And that’s what EO does. And we do it across a number of countries across the world.

Julian Klymochko: You mentioned a number of customers, including Amazon, DHL, Go-Ahead. I wanted to touch specifically on this Amazon deal, just to give a sense of exactly what you guys do. Can you describe the partnership that you have and how it works?

Charlie Jardine: Yeah, so we currently operate nearly three and a half thousand charging stations across six countries located in Amazon depots in Europe that’s UK, Ireland, Germany, France, Italy, Spain. There’ll be about 5,000 by the end of the year. So, it’s growing pretty quickly. But again, if you can imagine these vehicles, these vans now being transitioned to electric Amazon prime delivery vehicles, they’re going to deliver parcels during the day, they come back to the depot at night and the drivers plug in and then they walk off and go home. So, we are supplying the charges that they’re plugging into. In some instances, we’re installing the charging stations, we’re bringing in new grid connections to those depots, but then Amazon operationally are using the software to monitor their vehicle charging. So, we’ve integrated with the vehicle’s telematics, so you can see exactly which vehicles plugged into, which charging station, the state of charge of its battery.

Again, you can see whether it’s charging and it’s going to be ready by the morning, or you can see if there is an issue, which of course we’re then going to maintain and support the equipment to ensure that if there is an issue its fixed so that the vehicle go out tomorrow. So, to answer your question, we’re kind of doing that one stop shop. The deal for us is very much where they are exclusive software and service partner across those six countries. And as well as the software piece I just described; we can dispatch one of our engineers to any of their 55 depots within 90 minutes. So, if there, again, if there’s an issue, we’ll try and diagnose and fix it remotely, but if we can’t, we’ll dispatch an engineer to site to get their equipment working again.

Michael Kesslering: Moving a little bit to the financials. Can you talk a little bit about the unit economics of the business and as well on the revenue side, the contracts that you’re signing with your clients for the reoccurring revenue as well?

Charlie Jardine: Yeah, I mean, if you look at a typical fleet customer, you have vans, trucks and buses. So, the majority of charging in a depot is level two, level two AC. Of course, when you talk about bigger vehicles, trucks, particular buses actually, you’ve got big vehicles, big batteries, and often actually with buses, vehicles that do 24-hour shifts, so they only get to stopped for a few minutes during the day. And for those bigger vehicles, yeah. DC charging, level three fast charging is absolutely commonplace. If I break it down, it’s kind of 90 to 95% level two, and then 5% level three, on the level two. You can think of a unit over a five-year period being valued at around $10,000.

That consists of upfront revenue from the hardware, the installation and project management, that’s about $7,000. And then you’ve got the software and Service component, which over 5 years is about $3,000. So, that’s kind of the breakdown, 70/30. And of course, the software and service component is paid annually over those five years. And if you think about our business of course you get these massive Capex cycles. These fleets are electrifying over the next 5, 10, 15 years, which means you’ve got a significant amount of infrastructure being needed. So, you get big Capex projects, but the really exciting bit, and I guess the more valuable pieces is getting these fleets, using our software and service. And that provides us with long-term security, with long longer contracts. And of course, reoccur revenue. And the nice thing about the software is, we’re integrating it into the operations of these fleets. Again, linking in with things like telematics and vehicle scheduling software, even their internal security systems. And that just provides us with actually a real opportunity to get sticky revenues.

Julian Klymochko: I wanted to drill down on that because going through your investor presentation, the first thing that I think of when I think about EV charging and these stations and that whole business of building an infrastructure is the capital intensity of that type of business model. But going through your investor presentation, you describe the business model as asset light, and you described the software function, the software portion of the business model. Could you describe the asset light nature of the business model?

Charlie Jardine: Yeah, so if you think about turnkey solution. We design and manufacture the hardware, we don’t manufacture all of it in-house so, yeah, as this market grows and matures, of course, the volumes of charging stations increase. There’s theory that, of course it commoditizes over time. And actually, there’ll be companies that contract manufacturers that will make these charging stations quicker and cheaper. And so, whilst we design our own hardware, we do contract manufacturer part of the products out to a third party. So, we designed the hardware, we design and develop in-house the software. On the servicing side, you know, you’ve got in-house design team. So, we design the electrical designs at the depot. We then project manage sub-contract installers, sub-contract maintenance providers, sub-contract SLA providers. So, these are third parties that we’re kind of plugging into our system and managing. So, we don’t have our own electricians in each of the six countries that we serve as Amazon for example. We have local contractors who we’ve trained up, but they are again, third party. So, to your sort of asset light points. We are, I guess, providing that one-stop shop. Managing third parties to ensure that people on our end are [Inaudible]. So, when we come to trying to scale up our operations across multiple territories, you know, it’s easiest to do.

Michael Kesslering: Something else that you mentioned was the stickiness of the revenues that you have. Are you able to disclose what you’re seeing in terms of customer churn?

Charlie Jardine: I mean, we are a fleet customer, like you have to do a bad job to be asked and not continue. So, the short answer is, we’re not seeing customer churn. Like, once you get the software into the business and assuming you’re working with your customers as if they’re partners and doing integrations. Again, I keep saying it, but telematics, each fleet has different telematics providers. The security, so yeah, companies like Amazon have lots of people, obviously they want to access the platform and there’s got to be an efficient way to do that. Again, people scheduling software and driver apps, these are just examples of things you could integrate with, but what that’s doing is, it’s making the platform for the customer really easy to use. You’ve got strategists who would like to see the world in a certain way, but actually when you’re operating a Depot and your job is to get a parcel from location A to location B, I just need this thing to work. So, by doing integrations, you make it really easy to use. And that, again, it just buys stickiness because integrations take time. It means commitments from both sides, us and the customer. And, yeah, customers don’t want to do that with everyone. So, I think to answer your question, you know, we’re seeing opportunities where we’ve got 3-year contracts for software and service, you know, 5 years and in bus, you’re looking at potentially 14-year contracts with operators.

Julian Klymochko: So, you recently announced a going public transaction merging with First Reserve Sustainable Growth, huge step for the company, obviously. So, congrats on that. I was wondering, what do you hope to accomplish by becoming a public company?

Charlie Jardine: Yeah, I think yeah, it’s a very exciting time for anyone in the electric vehicle space and the markets come out us. So, we looked at a few strategic options. Ultimately, you know, it’s a race. EO has got a market leading position here in Europe for fleet. We need to take advantage of that, and of course that requires capital. Now, whether it’s a SPAC or an IPO. Of course, what a successful IPO brings is access to capital. EO wants to build a global or the global leader in EV fleet charging. And of course, you know, partnering with a First Reserve, not only gives us the capital we need, but also the experience. So FRSG, of course it’s led by First Reserve. They’ve been in business for nearly 40 years, they’ve done over 20 IPO’s. And so, their team bring great experience that will help us scale, not only in Europe, but also open up new territories, like the U.S. and Australia.

Julian Klymochko: So, you have big expansion plans once this deal closes. And this EV charging market is obviously growing like crazy. What can investors expect over the next decade from EO Charging? Like, what is your major growth plan?

Charlie Jardine: Yeah, again, to your point, the opportunities is super exciting. We’re at the start of a serious macro trend. It got governments leading the way, whether it’s here in Europe or, or actually more recently in the U.S. So again, to answer your question, where at the start of our journey, the fleet market is taking off, lots of vans being sold, trucks are coming, buses are happening right now. Governments are forcing operators to electrify or decarbonize. So, we are focused on building the team, opening up new territories, building a more meaningful presence in Europe, opening up offices in certain countries in Europe. And then also following our customers into places like the U.S. If you look at our customers, you’ve got a nice blend of global accounts and to our earlier points. The software is actually what can be put at the heart of these businesses’ operations. And that means EO has a massive opportunity to follow its customers out of Europe, into the U.S., into places like Australasia. And again, there’s a lot of work to do. And so, I think, 10 years’ time, hopefully over half way through transitioning the global fleet to electric, maybe further, but yeah, it’s a marathon not a sprint.

Michael Kesslering: Was there a rationale to list in the U.S. really a function of following your customers there? Or was it driven by the fact that many of your competitors are listed in the U.S. What was driving that originally?

Charlie Jardine: Yeah, I mean, going public is something that EO was really keen on doing. Getting to market quickly was important. And of course, a SPAC allows that to happen. SPACs currently aren’t allowed in the UK. So, it was really just a function of, we want access to capital. We want to move quickly and actually finding a partner like FRSG, was a really good opportunity for us. And that’s why.

Julian Klymochko: So, in terms of telling your story to investors, EO Charging, electric vehicle charging, there’s quite a few other EV charging companies that have recently gone public, or are in the process of going public. Aside from the focus on fleets, are there any other key aspects of the story that investors should know?

Charlie Jardine: Yeah, I guess it goes back to the first question you asked around where we come from. The charging companies you’re seeing now, SPAC or de-SPAC these, they are mostly focused on public charging, or at least they have been focused on public charging. They’ve built business models and businesses and technology to focus on that area. And that’s not something that EO ever done. So, we’ve built this business from the ground up to focus on fleet, which means we’ve got this market leading position. Amazon is the largest electric van and truck electrification program in history, and EO won that position and become their partner. And so, you know, whilst again, we talk about a massive focus on fleet. We’re an exclusive focus on fleet, which is something different. Actually, it comes down to the one stop shop, providing a one stop shop solution for these fleets. And they come to us and we do everything. We ensure that vehicle charged reliably and you know, we sign up to penalty. So, when we don’t charge the vehicles then of course we fine ourselves because we’re so confident in our service. So that’s really important, and then of course, what actually holds it all together is the software and service piece. And that platform that integrates with these fleets’ operations.

Julian Klymochko: So, you’ve been on quite the journey over the past seven years from founding and humble beginnings to going to be a SPAC merger. The deal closed this quarter as expected, Q4. So, with that in mind, as a founder, what have been some keys to success?

Charlie Jardine: Well, I don’t know, we were just getting started. So, I think it’s pretty, pretty cliche, but just perseverance.

Julian Klymochko: Right.

Charlie Jardine: It’s in 2015, there was no EV market and you just have to keep going. We’ve found ourselves in a really great position. Again, we’ve got a market is coming at us now, and we are right at the forefront of that. So, keep going and stay focused because, you know, fleet was not the biggest part of the market when we started, however, today you look at fleet and you actually probably say, it’s probably the most exciting part of the market, it will be the biggest part of the market. The business model actually makes a lot of sense. In fact, it’s super compelling. And when you compare EO as a business relative to our peers, clearly the business model is super exciting. So, you know, with all of that, again perseverance to stay focused and keep going

Julian Klymochko: There you have it. Perseverance, that’s great advice for entrepreneurs or people who are considering starting their own company. And for EO charging, super cool stories started from humble beginnings seven years ago in London now merging with FRSG in a growing public SPAC deal. Once that closes as expected in Q4, there’ll be trading under the symbol EOC. So, Charlie, thank you for coming on the show today. Really excited to hear your story, and there’s a lot going on, a lot to digest here, but I wish you the best of success in the future.

Charlie Jardine: Yeah, thanks very much.

Julian Klymochko: All right, thanks. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Forward Looking Statements

The information in this document includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this presentation, regarding First Reserve Sustainable Growth Corp.’s (“FRSG”) proposed acquisition of EO, FRSG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on EO’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, EO disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. EO cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either FRSG or EO. In addition, EO cautions you that the forward-looking statements contained in this document are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, Charge Merger Sub, Inc., Juuce Limited (“EO”) and EO Charging (“EOC”), and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or EO’s current plans and operations as a result of the announcement of the transactions; (v) EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of EO to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to EO, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that EO may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the SEC. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended March 31, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EOC with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of FRSG’s common stock in connection with FRSG’s solicitation of proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EOC relating to the offer of the securities to be issued in connection with the completion of the business combination. FRSG, EO and EOC urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about EOC, EO, FRSG and the proposed business combination. Such persons can also read FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717) for a description of the security holdings of FRSG’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FRSG’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: First Reserve Sustainable Growth Corp., 290 Harbor Drive, Fifth Floor, Stamford, CT 06902, Attn: Neil A. Wizel. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or EOC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

EO, EOC, FRSG and their respective directors, officers and other members of their management and employees may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of EO’s, EOC’s and FRSG’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.